APPENDIX A:
INVESTMENT RISKS

The business is based on sales of online courses at first in partnership with existing e-learning platforms, and later with our own platform. The risks are:

Failure to sell enough courses to pay costs and investors.

Failure to negotiate favorable terms with platform partners

Failure of main instructor to produce courses as planned

Failure to have backup plans for instructors

Rapid competition from other CPE providers

Reputation damage from incorrect content

LIMITED OPERATING HISTORY

Sustainability CPE Inc. is a newly established entity and has no history for prospective investors to consider.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sustainability CPE Inc. competes with many other businesses, both large and small, on the basis of quality, price, platform, and customer experience. Changes in customer preference away from Sustainability CPE Inc.'s core business or the inability to compete successfully against the with other competitors could negatively affect Sustainability CPE Inc.'s financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Sustainability CPE Inc.'s management or vote on and/or influence any managerial decisions regarding Sustainability CPE Inc.. Furthermore, if the founders or other key personnel of Sustainability CPE Inc. were to leave Sustainability CPE Inc. or become unable to work, Sustainability CPE Inc. (and your investment) could suffer substantially.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sustainability CPE Inc. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Sustainability CPE Inc. is significantly more successful than your initial expectations.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Sustainability CPE Inc., and the revenue of Sustainability CPE Inc. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Sustainability CPE Inc. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Sustainability CPE Inc. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Sustainability CPE Inc. is a newly established entity and therefore has no operating history from which forecasts could be projected with.